1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 2, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2025/06/02:	Election of Chairman
99.2	Announcement on 2025/06/02:	Appointment of the President
99.3	Announcement on 2025/06/02:	Board of Directors appointed the chairman as CEO
99.4	Announcement on 2025/06/02:	Announcement for the Company's elected Compensation Committee members

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2025
Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Election of Chairman

Date of events: 2025/06/02

Content:

1.
Date of the board of directors resolution or date of occurrence of the change: 2025/06/02
2.
Position (Please enter chairperson or president/general manager): Chairman
3.
Name of the previous position holder: Chih-Cheng Chien
4.
Resume of the previous position holder: Chairman of Chunghwa Telecom Co., Ltd.
5.
Name of the new position holder: Chih-Cheng Chien
6.
Resume of the new position holder: Chairman of Chunghwa Telecom Co., Ltd.
7.
Circumstances of change (Please enter "resignation", "dismissal", "term expired" , "job relocation", "severance", "retirement", "death" or "new appointment"): term expired
8.
Reason for the change: The 1th interim meeting of the 11th Board of Directors approved the election of the Chairman.
9.
Effective date of the new appointment: 2025/06/02
10.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 6 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

EXHIBIT 99.2

Appointment of the President

Date of events: 2025/06/02

Content:

1.
Date of the board of directors resolution or date of occurrence of the change: 2025/06/02
2.
Position (Please enter chairperson or president/general manager): President
3.
Name of the previous position holder: Rong-Shy Lin
4.
Resume of the previous position holder: President of Chunghwa Telecom Co., Ltd.
5.
Name of the new position holder: Rong-Shy Lin
6.
Resume of the new position holder: President of Chunghwa Telecom Co., Ltd.
7.
Circumstances of change (Please enter "resignation", "dismissal", "term expired" , "job relocation", "severance", "retirement", "death" or "new appointment"): term expired
8.
Reason for the change: The 1th interim meeting of the 11th Board of Directors approved the appointment of the President.
9.
Effective date of the new appointment: 2025/06/02
10.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 6 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

EXHIBIT 99.3

Board of Directors appointed the chairman as CEO

Date of events: 2025/06/02

Content:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): CEO
2.
Date of occurrence of the change: 2025/06/02
3.
Name, title, and resume of the previous position holder: Chih-Cheng Chien, Chairman and CEO of Chunghwa Telecom Co., Ltd.
4.
Name, title, and resume of the new position holder: Chih-Cheng Chien, Chairman and CEO of Chunghwa Telecom Co., Ltd.
5.
Type of the change (please enter: "resignation", "position adjustment", "retirement", "death", "new replacement" or "dismissal"): new replacement
6.
Reason for the change: The 1th interim meeting of the 11th Board of Directors approved that the Chairman serves as the CEO of Chunghwa Telecom Co., Ltd. concurrently.
7.
Effective date: 2025/06/02
8.
Any other matters that need to be specified: None

EXHIBIT 99.4

Announcement for the Company's elected Compensation Committee members

Date of events: 2025/06/02

Content:

1.
Date of occurrence of the change: 2025/06/02
2.
Name of the functional committees: The Compensation Committee
3.
Name of the previous position holder:

Independent Director: Yu-Fen Lin

Independent Director: Su-ming Lin

Independent Director: Chia-Chung Chen
4.
Resume of the previous position holder:

Yu-Fen Lin: Managing Partner, Lex & Honor Attorneys-at-Law

Su-ming Lin: Adjunct Professor, Department of Accounting, College of Management, National Taiwan University

Chia-Chung Chen: Independent Director, MOSPEC Semiconductor Corp.
5.
Name of the new position holder:

Independent Director: Su-ming Lin

Independent Director: Ching-Feng Hsueh

Independent Director: Jer-Liang Yeh
6.
Resume of the new position holder:

Su-ming Lin: Adjunct Professor, Department of Accounting, College of Management, National Taiwan University

Ching-Feng Hsueh: Attorney-at-Law, Island Taiwan Law Offices

Jer-Liang Yeh: Professor, Institute of Electronic Engineering, Department of Power Mechanical Engineering, and the Institute of Nanoengineering and Microsystems, National Tsing Hua University
7.
Circumstances of change (Please enter “resignation”, “dismissal”,“term expired”, “death” or “new appointment”): new appointment
8.
Reason for the change: re-election due to term expired
9.
Original term (from __________ to __________): from 2022/05/30 to 2025/05/26

10.
Effective date of the new member: 2025/06/02
11.
Any other matters that need to be specified: None